Canarc Resource Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8	T: 604.685.9700 F: 604.6685-9744 TF: 1.877.684.9700	www.canarc.net CCM: TSX CRCUF: OTCQX

 News Release

Canarc Intersects Significant Gold Mineralization in First Three Drill Holes at Fondaway Canyon Project in Nevada, Including 2.83 Grams per Tonne Gold over 65.4 Meters

Vancouver, Canada – December 5, 2017 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) has intersected significant gold mineralization in the first three drill holes of its seven-hole drill program recently completed at its Fondaway Canyon Project in Nevada. Assays for holes four through seven are pending.

Drilling Highlights Include:

•                    65.4 meters (m) grading 2.83 grams per tonne (gpt) Au (including 10.20 gpt Au over 1.4 m, 7.69 gpt Au over 9.8 m and 7.70 gpt Au over 3.7 m) in hole FC17-3

•                    62.9 m grading 1.77 gpt Au (including 4.39 gpt Au over 3.5 m, 4.48 gpt Au over 3.2 m and 6.15 gpt Au over 3.0 m) in hole FC17-2

•                    30.1 m grading 1.45 gpt Au and 6.1 m grading 3.74 gpt Au (including 0.6 m grading 14.20 gpt Au) in hole FC17-1

* True widths of mineralization are estimated to be about 35% in hole FC17-1 and 90% (FC17-2 and FC17-3) of reported core lengths. True widths estimates are preliminary and are subject to the results of further 3D modeling. Full results are presented in Table 1.

Catalin Kilofliski , CEO of Canarc , stated: "The results of the first three drill holes are very encouraging in terms of the mineralization widths and grade and have significantly extended the depth of the known mineralization. It is becoming clear that Fondaway Canyon offers the potential to develop bulk tonnage gold mineralization suitable for open pit mining.

We tested five separate targets with seven drill holes in this Phase 1 drill program. Drill holes FC17-2 and 3 both successfully extended the Colorado zone mineralization below the previously drilled mineralization. These drill holes also show that the Colorado zone could connect with the adjacent Stibnite zone to the east with more drilling.

The drill program wrapped up last week, the remaining core samples have been cut and shipped, and we expect to release assays for holes 4-7 in early January 2018. At that time, we will begin the evaluation of an open pit mining potential at Fondaway and will prioritize the target zones for a possible Phase 2 drill program next year.”

The Phase 1, seven-hole, 2,534 m drill program tested five widely-spaced target areas along 2.3 km of the 3.8 km-long gold system (Figure 1). Additional figures showing the drilling results are available on the Company’s website at: www.canarc.net.

The broad zones of mineralization intersected in the first three holes extend the previous mineralized zones to depth and, together with previous exploration results, define bulk tonnage mineralization that may be amenable to open pit mining. Previous efforts in the district focused on exploring narrow high-grade zones. Assays are pending on the remaining four holes and should be made available in early January 2018.

HOLE FC17-1

Hole FC17-1 (365.8 m, N42oW/-50o) tested the Pack Rat target, where a northeast-striking quartz-vein stock-work and shear zone system had been explored by previous shallow drilling that included hole P-19 with 4.2 gpt Au over 10.7 m and hole TF-296 with 3.1 gpt Au over 18.3 m. Hole FC17-1 tested below these previously drilled holes and intersected several high-grade zones, including 3.74 gpt Au over 6.1 m containing 14.2 gpt Au over 0.6 m. Significantly, the hole bottomed in 30.1 m grading 1.45 gpt in a quartz-vein stock-work within black shale containing very fine-grained "sooty" pyrite at the bottom of the hole. This intersection extends mineralization 200 meters down the dip of the vein system. The Pack Rat zone is open to the northeast and southwest along strike and is at least 225 m long. Mineralization is contained within a steeply-dipping zone about 180 m in width that has now been traced down dip for 375 m and remains open at depth.

HOLE FC17-2

Hole FC17-2 (426.7 m, N30oW/-45o) tested the southern part of the Colorado zone 400 m northeast of FC17-1. The Colorado zone lies at the northwest corner of a district-scale dilation zone where the northeast-striking Pack Rat fault zone intersects west-striking mineralized structures and dikes (see the Company's July 5, 2017 news release). Two mineralized sections were intersected. An upper zone from 189.3 to 210.9 m contains 2.33 gpt Au over 9.8 m (including 6.10 gpt Au over 1.5 m and 3.51 gpt Au over 1.8 m) and 2.27gpt Au over 9.8 m (including 7.85 gpt Au over 2.1 m). The highest-grade sample in this upper zone is 11.3 gpt Au over 0.61 m. The lower mineralized zone from 253.1 to 316.1 m contains 62.9 m grading 1.77 gpt Au (including 4.39 gpt Au over 3.5 m, 4.48 gpt Au over 3.2 m and 6.15 gpt Au over 3.0 m).

HOLE FC17-3

Hole FC17-3 (373.4 m, N5oE/-50o) was collared 170 m northwest of FC17-2 and tested the northern and shallower part of the Colorado gold zone 100 m up-dip of FC17-2. FC17-3 intersected 65.4 m grading 2.83 gpt Au that is the up-dip continuation of the lower zone in FC17-2. Significant high-grade intersections include 10.20 gpt Au over 1.4 m, 7.69 gpt Au over 9.8 m (with 14.3 gpt Au over 0.6 m and 17.6 gpt Au over 1.4 m), 7.70 gpt Au over 3.7 m (with 11.400 gpt Au over 1.3 m) and 7.062 gpt Au over 1.5 m).

Preliminary modeling indicates that mineralization at Colorado lies within a south-dipping corridor that is approximately 150 m thick and can be traced down dip from surface for approximately 450 m.

Table 1. Gold Samples Composites for Core Holes FC17-1, 2 and 3*

*Composites are calculated at 0.25 gpt cut over at least 2 consecutive samples or 1 gpt over 1 sample; 3 gpt cut in bold is used for higher-grade and internal (included) zones; composites may contain minimal internal waste; assays by Bureau Veritas Minerals (Inspectorate America Corporation) by 30g fire assay with AAS finish, with gravimetric analysis for values exceeding 10 gpt Au; mineralized lengths may not equate to true width.

Figure 1. Fondaway Canyon district showing the distribution of mineralized veins (red lines), surface samples (red dots, >2 gpt Au), mineralized drill hole collars (red triangles) and the Company's 2017 drill holes (blue).

Qualified Person:

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release. Dr. Margolis is engaged as a consultant to Canarc Resource Corp as US Exploration Manager.

The Company employs a rigorous QAQC protocol, including insertion of control samples at a rate of 1 per 100 feet of core, or approximately 1 per 22 samples. Control samples include a blank and four gold standards at various grades. Samples were processed by Bureau Veritas Minerals, an ISO-certified lab that meets the requirements of ISO/IEC 17025:2005 and ISO 9001:2015, and employs its own QAQC procedures, including duplicate analyses of core pulps and rejects and insertion of its own standards and blanks. No significant discrepancies were found in the assay results to date.

About Fondaway Canyon

The Fondaway Canyon project consists of 136 leased unpatented mining claims covering 2,220 acres in Churchill County, Nevada, 70 kms northeast of Fallon. A NI-43-101 technical report, completed in April, 2017, prior to the drilling reported here, and available on SEDAR, reported an indicated resource of 2.05 million tonnes grading 6.18 gpt containing 409,000 ounces of gold and an inferred resource of 3.20 million tonnes 6.40 gpt gold containing 660,000 ounces of gold. This estimate does not include all mineralized areas in the project, such as the Pack Rat area tested by hole FC17-1. The project contains a gold-bearing shear-zone system that is at least 3.8 km long and up to 1 km wide.

"Catalin Kilofliski”

____________________

Catalin Kilofliski, Chief Executive Officer

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company creates shareholder value by acquiring, exploring and developing pre-production stage gold mines or properties in the Americas.

For More Information - Please contact:

Catalin Kilofliski, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.